Exhibit 99.1
For Immediate Release
January 24, 2007
SAP Announces Business Outlook 2007

SAP Announces Business Outlook 2007	Page 2
WALLDORF — January 24, 2007 — Beginning in the first quarter of 2007, and also provided for the full-year 2006 for comparative purposes, SAP AG (NYSE: SAP) will realign its income statement to provide additional transparency for reporting potential new product revenue streams. Although currently not material, the Company added a new revenue line item called “subscription and other software related services revenue” as the basis of the realignment, in addition to changing the name of the line item “product revenues” to “software and software related services revenue.” Therefore, “software and software related services revenue” equals the total of “software revenue” plus “support revenue” (formerly called “maintenance revenue”) plus “subscription and other software related services revenue.” Total software and software related services revenue in 2006 were €6,605 million. SAP’s 2007 outlook is based on this realignment. In addition, the operating margin outlook for 2007 is based on U.S. GAAP numbers. In previous years, SAP provided its outlook for operating margin on an adjusted basis.
The Company provided the following outlook for the full-year 2007.
•	The Company expects full-year 2007 software and software related services revenue to increase in a range of 12% - 14% at constant currencies[1] compared to 2006 growth of 12% at constant currencies[1].

•	In order to address additional growth opportunities in new, untapped segments in the midmarket, the Company will invest an additional €300 million — €400 million over eight quarters to build up a new business. Depending on the exact timing of these accelerated investments, this is equivalent to the Company reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities. Therefore, the Company expects the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%.

•	The Company is projecting an effective tax rate of 32.5% - 33.0% for 2007.
Webcast/Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 1:30 PM (CET) / 12:30 PM (GMT) / 7:30 AM (Eastern) / 4:30 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be

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available for replay purposes as well. Supplementary financial information pertaining to the quarterly results and the realigned income statement will be disclosed shortly at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. More than 38000 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2007 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EST

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST